SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the quarter ended March 31, 2003


              VERB EXCHANGE INC.                               000-30683
---------------------------------------------------        ---------------------
  (Translation of Registrant's name into English)              SEC File No.

Suite 908 - 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

              Form 20-F     X                Form 40-F
                         -------                         -------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                Yes                            No     X
                     -------                       -------

              VERB EXCHANGE INC.
              Unaudited Interim Consolidated Financial Statements
              (Expressed in Canadian dollars)
              For the Three Months ended March 31, 2003 and 2002

VERB EXCHANGE INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at March 31, 2003 and 2002

--------------------------------------------------------------------------------------------------
                                                                     March 31          December 31
                                                                         2003                 2002
--------------------------------------------------------------------------------------------------
                                                                   (Unaudited)           (Audited)

Assets

Current assets:
     Cash and cash equivalent                                   $      12,329     $            -
     Accounts receivable                                              106,712            108,814
     Goods and services tax receivable                                      -             45,934
     Prepaid expenses                                                  53,270             53,270
-------------------------------------------------------------------------------------------------
                                                                      172,311            208,018

Technology, net of accumulated amortization of $2,203,140
   (2002 $1,938,763)                                                2,026,889          2,291,266

Fixed assets                                                          164,953            177,723

Other assets                                                           40,972             40,972
-------------------------------------------------------------------------------------------------

                                                                $   2,405,125     $    2,717,979
-------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank Overdraft                                             $           -     $       36,387
     Accounts payable and accrued liabilities (note 4)              1,470,645          1,210,458
     Demand loan                                                       20,079             20,079
     Due to Zwiss A.V.V.                                              200,000            200,000
     Advance payable (note 6)                                         116,657            112,897
     Deferred lease inducement                                         26,286             31,215
     Deferred revenue                                                  32,615             34,332
     Current portion of capital lease obligation                       24,352             31,697
-------------------------------------------------------------------------------------------------
                                                                    1,890,634          1,677,065

Capital lease obligation                                                9,871              9,871

Shareholders' equity:
     Share capital (note 5)                                         8,053,410          8,032,910
     Warrants (note 5)                                              4,539,352          4,539,352
     Contributed surplus                                              412,866            412,866
     Deficit                                                      (12,501,008)       (11,954,085)
-------------------------------------------------------------------------------------------------
                                                                      504,620          1,031,043
-------------------------------------------------------------------------------------------------

                                                                $   2,405,125     $    2,717,979
--------------------------------------------------------------------------------------------------

Going concern (note 2)
Subsequent events (note 6)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:


     Nathanael Lineham       Director          Jeff Durno           Director
---------------------------               ------------------------

VERB EXCHANGE INC.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Three months ended March 31, 2003 and 2002


------------------------------------------------------------------------------
                                                  March 31            March 31
                                                      2003                2002
------------------------------------------------------------------------------
                                                (Unaudited)        (Unaudited)

Revenue                                      $     590,825       $      28,025
Cost of Sales                                      187,817              15,543
------------------------------------------------------------------------------

Gross Margin                                       403,008              12,482

Expenses:
     Amortization                                  277,147             280,208
     Bad debt expense                               29,422                   -
     Billing                                         6,240              18,157
     Communications                                 38,875              27,832
     Foreign exchange loss (gain)                   (6,624)                942
     General and administrative                    132,115             158,090
     Interest                                       16,238               5,577
     Management fees                                28,000              16,500
     Professional and consulting fees              284,865             187,339
     Salaries and wages                            103,346             198,840
     Travel                                         40,307              47,284
------------------------------------------------------------------------------
                                                   949,931             940,769
------------------------------------------------------------------------------

Loss for the period                                546,923             928,287

Deficit, beginning of period                    11,954,085           7,491,245
------------------------------------------------------------------------------

Deficit, end of period                       $  12,501,008       $   8,419,532
------------------------------------------------------------------------------

Loss per share:
     Basic                                   $        0.05       $        0.21
     Diluted                                          0.05                0.21
------------------------------------------------------------------------------

Weighted average number of common stock:
     Basic                                      10,383,955           4,320,925
     Diluted                                    10,383,955           4,320,925
------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

VERB EXCHANGE INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Three months ended March 31, 2003 and 2002


--------------------------------------------------------------------------------------------
                                                                   March 31         March 31
                                                                       2003             2002
--------------------------------------------------------------------------------------------
                                                                (Unaudited)      (Unaudited)

Cash provided by (used in):

Operations:
     Loss for the period                                        $ (546,923)     $  (928,287)
     Items not involving cash:
         Amortization                                              277,147          280,208

     Change in non-cash operating working capital:
         Accounts receivable                                         2,102            5,610
         Goods and Services tax                                     49,933           (4,119)
         Prepaid expenses                                                -           10,000
         Accounts payable and accrued liabilities                  256,188           29,412
         Deferred lease inducement                                  (4,929)               -
         Deferred income                                            (1,717)               -
-------------------------------------------------------------------------------------------
                                                                    31,801         (607,176)


Financing:
     Demand loan                                                         -          (29,814)
     Advances payable                                                3,760                -
     Issuance of convertible debentures                                  -          105,600
     Private Placement                                              20,500                -
     Cash received from (payment to) loan from Pensbreigh
       Holdings Inc.                                                     -         (100,000)
     Cash received on loan from Ayotte Music Inc.                        -          650,000
     Repayment of capital lease obligations                         (7,345)         (11,653)
--------------------------------------------------------------------------------------------
                                                                    16,915          614,133
--------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                               48,716            6,957

Cash and cash equivalents, beginning of period                     (36,387)         144,925
--------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                        $   12,329      $   151,882
--------------------------------------------------------------------------------------------

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003



1.   NATURE OF OPERATIONS:

     Verb Exchange Inc. (the "Company" or prior to the transaction with Verb described below, "Ayotte") was originally incorporated under the laws of the Province of British Columbia on February 11, 1974 and was continued under the laws of the Province of Alberta and subsequently continued federally under the Canada Business Corporations Act on May 16, 2000. On December 31, 2001, the Company operated as Ayotte Music Inc. ("Ayotte") in the business of manufacturing drums for the music entertainment industry.

     Verb Exchange Inc. ("Verb") commenced operations on December 1, 1999 as an unincorporated business, and was incorporated on January 14, 2000 under the Company Act (British Columbia). The Company was a private company engaged in the business of marketing telecommunications products and is working on the development and deployment of unified communications solutions.

     Subsequent to December 31, 2001, the following transactions occurred:

     (a) On December 3, 2001, Ayotte announced a letter of intent with Verb effective November 27, 2001, to acquire Verb, a privately held B.C. corporation, through a reverse takeover transaction.

         Pursuant to the terms of an Arrangement Agreement dated May 1, 2002 (the "Agreement"), Ayotte acquired 100% of the issued and outstanding securities of Verb in exchange for shares of Ayotte to be issued from treasury and warrants. This transaction completed on November 11, 2002.

         Prior to the effective date of the acquisition, Ayotte completed a consolidation of its common shares of 5 to 1 (five pre-consolidation shares equals one post-consolidation share).

         Under the terms of the Agreement, the following share exchanges occurred:

     o Ayotte acquired all of the issued and outstanding common shares of Verb in exchange for 4,320,925 post-consolidation common shares of Ayotte to be issued from treasury.

     o Each holder of a Verb Class A Special Warrant exchanged one Class A Special Warrant for one post-consolidation common share of Ayotte;

     o Each holder of a Verb Class B Special Warrant exchanged five Class B Special Warrants for (i) one post-consolidation common share of Ayotte, and (ii) one warrant entitling the holder to acquire one additional post-consolidation common share of Ayotte at a price of $0.80 per share, on or before March 27, 2003;

         All outstanding options and warrants of Verb and Ayotte not described above either were exchanged for new options, having terms as described in the Agreement, or expired immediately upon completion of the acquisition.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003



     (a) Continued:

         This transaction completed on November 11, 2002. As this acquisition resulted in the former shareholders of Verb owning greater than 50% of Ayotte's post-consolidation common shares, the Acquisition was accounted for by the purchase method, with Verb identified as the acquirer in accordance with accounting principles applicable to reverse takeovers. As these principles reflect the identification of the business formerly carried on by Verb as the acquirer and the business formerly carried on by Ayotte as the purchased entity, the acquisition of the net assets of Ayotte were recorded at their fair value, which approximated their carrying value. No goodwill has been recorded on the acquisition.

         Subsequent to completion of this transaction, the amalgamated company adopted the name, Verb Exchange Inc.

     (b) On January 14th, 2002, Ayotte announced the finalization and closing of its transaction with Shetland Enterprises ("Shetland") for the sale of its assets in connection with its core business of manufacturing and distribution of drums and related products pursuant to an agreement between Ayotte and Shetland dated November 30th, 2001. The transaction was effective January 1, 2002.


2.   GOING CONCERN:

     These consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. For the three months ended March 31, 2003, the Company incurred a loss from continuing operations of $546,923 and provided cash by operating activities of $31,801. At March 31, 2003, the Company has a working capital deficiency of $1,718,323 and an accumulated deficit of $12,501,008 that raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue the development of its products and its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the Company will be successful in achieving any or all of these objectives over the coming year and, accordingly, it is possible that the Company will be unable to continue as a going concern.


3.   SIGNIFICANT ACCOUNTING POLICIES:

     The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. The consolidated financial statements reflect the following significant accounting policies:

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003



     (a) Comparative financial statements:

         In accordance with accounting principles for reverse-takeovers, the consolidated financial statements reflect the financial position, results of operations and cash flows of Verb historically, consolidated with Ayotte from November 11, 2002, the date of completion of the transaction.

     (b) Basis of presentation:

         These interim condensed consolidated financial statements have been prepared using generally accepted accounting principles in the Canada. The interim financial statements include all adjustments, consisting solely of normal recurring adjustments, which in management's opinion are necessary for fair presentation of the financial results for interim periods. The financial statements have been prepared consistent with the accounting policies described in the Company's annual audited financial statements. Reference should be made to those statements included with the Company's annual report filed on Form 20-F. Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

         These condensed consolidated financial statements include the accounts of the Company's wholly owned subsidiaries, Verb Exchange (Management) Inc. and Cadium Systems Inc. All material intercompany balances and transactions have been eliminated.

     (c) Stock-based compensation:

         The Company has a stock-based compensation plan, which is described in note 10(d). Effective January 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applies Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002.

         The Company accounts for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock based compensation expense. As the exercise price of options granted is equal to the market value on the measurement date, the Company has determined that the application of this accounting policy did not affect reported results of operations for the three months ended March 31, 2003.


     Options granted to non-employees on or after January 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. Due to the nature of the Company's stock options plans, no transition adjustments were required to be recognized on adoption of the polices effective January 1, 2002

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003


4.   RELATED PARTY TRANSACTION:

     At March 31, 2003, the Company had outstanding payables of $236,785 (2002 - $51,444 ) for unpaid professional fees which are included in accounts payable and accrued liabilities.

     Also during the three months, the Company paid $28,000 (2002 - $16,500) to a company controlled by a director of the Company for management fees.

     Amounts due to other related parties included in accounts payable and accrued liabilities aggregate $114,833 (2002 - nil). These amounts are non-interest bearing.


5. SHARE CAPITAL

     (a) Authorized share capital:

              100,000,000 common shares without par value
              100,000,000 preferred shares without par value

      (b) Issued and outstanding share capital:

----------------------------------------------------------------------------------------------------
                                                                               Number
                                                                            of shares         Amount
----------------------------------------------------------------------------------------------------

         Balances at December 31,2001                                       2,898,800     $3,169,072
           Issued for exercise of stock options                               190,000         95,000
           Issued on exercise of warrants                                     200,000        150,000
           Sale of special warrants                                                 -        720,040
         Balance, November 11, 2002                                         3,288,800      4,134,112

                 Adjustments to share capital to comply with
                 recapitalization accounting                                4,320,925      3,002,588
                 Issued for services rendered on capital transactions       1,050,000        472,500
                 Issued for cash                                            1,724,230        896,210
                 Share issue cost                                                   -       (472,500)

         The Company, balance, December 31, 2002                           10,383,955      8,032,910
----------------------------------------------------------------------------------------------------

                 To be issued                                                 102,500         20,500
----------------------------------------------------------------------------------------------------

         Total as of March 31, 2003                                        10,486,455     $8,053,410
----------------------------------------------------------------------------------------------------

         2,953,176 shares were originally held in escrow with 10% released on November 11, 2002, with an additional 15% to be released every six months thereafter, until November 11, 2005.

         As at March 31, 2003, there are a total of 2,667,861 shares held in escrow.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003



         (c) Stock options:

         A summary of the Company's stock option activity is as follows:


---------------------------------------------------------------------------------------------------------------
                                                                                    Outstanding options
                                                                                 ------------------------------
                                                                                    Number             Exercise
                                                                                 of shares                price
---------------------------------------------------------------------------------------------------------------

         Balances as at December 31, 2002 and March 31, 2003                     1,717,000                $0.50
---------------------------------------------------------------------------------------------------------------

         The following table summarizes information about stock options outstanding and exercisable under the Plan at December 31, 2002:

-------------------------------------------------------------------------------------------------------------------
                                    Weighted
                                                      average           Weighted                           Weighted
         Range of                   Number          remaining            average          Number            average
         exercise prices       outstanding   contractual life     exercise price     exercisable     exercise price
-------------------------------------------------------------------------------------------------------------------

         $0.50                  1,717,000         4.9 years           $ 0.50            95,389           $ 0.50

-------------------------------------------------------------------------------------------------------------------


         (d) Warrants:

         The Company repriced and extended the expiration date of certain warrants. At March 31, 2003, the Company has 4,118,568 warrants outstanding, exercisable at prices ranging from $0.35 to US$2.50 each, and expiring at various dates to September 30, 2004.

         (e) Pro forma compensation expense:

         Under the intrinsic value method, the Company has not recognized any compensation expense for options issued to its employees during the three months ended March 31, 2003 and 2002. Had the Company determined compensation expense for option grants made to employees after the three months ended March 31, 2003 and 2002 based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's loss and loss per share for the three months ended March 31, 2003 and 2002 would have been the pro forma amounts indicated on the following page.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003

--------------------------------------------------------------------------------
                                                March 31,2003     March 31, 2002
--------------------------------------------------------------------------------

         Net loss - as reported                       546,923            928,287
         Net loss - pro forma                         646,403            928,287

         Net loss per share - as reported                0.05               0.21
         Net loss per share - pro forma                  0.06               0.21

--------------------------------------------------------------------------------

         The weighted average estimated fair value at the date of grant for options granted during the three months ended March 31, 2003 and 2002 was $0.05 per share.

         The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

--------------------------------------------------------------------------------

         Risk-free interest rate                                            4.5%
         Dividend yield                                                        -
         Volatility factor                                                  150%
         Weighted average expected life of the options                   5 years

--------------------------------------------------------------------------------

         For the purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense on a straight-line basis over the vesting period.


6.   SUBSEQUENT EVENTS:

         (a) The Company has entered into an Arrangement Agreement with Millennium Ventures Ltd. and Lattice Capital Corporation (jointly the "CPC's") pursuant to which each CPC whose common shareholders have approved the Arrangement Resolution (a "Merging CPC") will merge with and into the Company, such that the Company shall continue as the surviving corporation. As a result of the merger, the Company will acquire the Merging CPC's assets and liabilities.

                The CPC's have established a Credit Facility in favour of the Company, whereby the CPC's agreed to advance Verb up to $200,000 to fund approved working capital expenditures by the Company. The Credit Facility is secured as a charge over all assets of the Company. The Credit Facility will be repayable to the CPC's in certain events of default or in the event of termination of the Arrangement. To March 31, 2003 , the CPC's have advanced $116,657 to the Company. Amounts advanced bear interest at a rate of 12% per annum, and are due within 120 days if the CPC's terminate the letter of intent or repaid immediately if the Company terminates the letter of intent.

                The Company and Millennium Ventures possess a common director.

                Completion of this acquisition is subject to regulatory and shareholder approval.

VERB EXCHANGE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2003



         (b) On April 23, 2003, the Company completed a private placement to sell 1,500,000 Units of the Company at a price of $0.20 per Unit. Each Unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder thereof to acquire one additional previously unissued common share at a price of $0.35 for a period of one year following closing.

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

SCHEDULE "B" - SUPPLEMENTARY INFORMATION

1.  General and Administrative Expenses:

         Office
                Office                                    27,374
                Auto                                       8,143
                Meals & Entertainment                      2,750
                Postage/Courier                            2,809
                Print/Photocopy                            5,421        46,497
         Marketing
                Marketing                                  5,546
                Tagline Services                          14,031
                Shareholder Relations                      5,226        24,803
         Rent                                                           24,397
         Miscellaneous                                                  36,418
                                                                     ---------
                                                                     $ 132,115
                                                                     =========


2.  See "Note 4 - Related Party Transaction" to Schedule "A".

3.  (a)  No new securities were issued during the period.
    (b)  No new options were granted during the period.

4.  (a)  See "Note 5 - Share Capital " to Schedule `A".
    (b)  See "Note 5 - Share Capital " to Schedule `A".
    (c)  See "Note 5 - Share Capital " to Schedule `A".
    (d)  See "Note 5 - Share Capital " to Schedule `A".

5.  Directors and Officers of Verb Exchange Inc.:

        Nathanael Lineham - Director, President and CEO
        Jeff Durno   - Director, Secretary
        Ross Wilmot - Director
        Noel R. Bambrough - Director
        David Ebert - CFO

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

SCHEDULE "C" - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended March 31, 2003 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS
------------------

PRINCIPAL PRODUCTS AND SERVICES
Verb is in the business of developing and delivering solutions for the communication and messaging needs of businesses and professionals. In particular, Verb concentrates on enhancing access to and the management of various communications formats (voice, fax, e-mail), as well as eliminating repetitive labour intensive actions and the need for redundant devices, so that organizations and individuals can communicate more effectively and realize increased productivity. There are two distinct messaging platforms: Tagline(TM), a full featured Unified Communications platform that utilizes speech recognition and text to speech capabilities, and MyMessenger(TM), a java based Interactive Voice Broadcast delivery system.

Verb's products are differentiated by being web enabled and device agnostic, in that Subscribers are not required to have a specific piece of hardware or download software to utilize the services. Verb's products and services are offered to subscribers on a hosted basis or ASP (Application Service Provider) model for a monthly subscription fee. The subscriber chooses from a variety of plans which provide access to the platform in bundles of minutes. The subscription is automatically renewed each month unless the subscriber chooses to cancel the service. At that point the subscriber has no further obligation. This outsourced subscription model does not encumber an organization or individual with up front capital expenditures or consume internal resources to realize the benefits of the technologies.

Currently there are four distinct services based on the two platforms that comprise Verb's product suite: myMessenger(TM), Echo, tagline(TM) and the Exchange Console.

     MYMESSENGER(TM)
         myMessenger(TM) is an interactive voice broadcast system, proprietary to Verb. myMessenger(TM) can broadcast to both on platform recipients (other myMessenger subscribers) or off platform recipients (anyone with a live telephone number). With one toll-free call to the myMessenger(TM) service, the user can record a personal voice message and have it delivered to all the contacts in their existing database anywhere in North America for a nominal per message charge if they are off-platform, or without cost whatsoever if they are on-platform. The recipient of the message can respond to the voice mail with a voice reply back to the myMessenger(TM) mailbox or with a simple yes/no answer - all through the telephone keypad. myMessenger(TM) can determine whether a live person or an answering machine answers the phone. Depending on how the system is configured by the user, it will either reattempt the number(s) until it connects with a live person or leave a message on the voice mail. myMessenger(TM) will also send notification when someone has responded to a message or when a broadcast is complete. The system offers both an interactive voice response and web interface to allow users to access information by phone or through the web. The service is completely web-enabled meaning the user can listen to, record voice messages and receive email reports detailing the results of the broadcasts all through the web at www.myMessenger.com.

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

     ECHO
         The Echo service is comparable to the myMessenger(TM) service in functionality, but is designed for large scale message distribution with corporate accounts and also has direct connect call centre capabilities (it is not, however, web-enabled).

     TAGLINE(TM)
         The tagline(TM) service gives users control over their communications. Tagline functions as a virtual personal assistant to screen, handle and direct calls, faxes and emails. The user decides when and how they receive calls through the tagline(TM) filtering and screening capabilities. The system allows the user to identify callers by contact name or phone number. The user determines the security levels, so all messages and incoming calls are secure. tagline(TM) features include:

         o tagline(TM) gives the user one convenient number to give to important contacts, allowing one to be reached with toll free convenience from anywhere in North America.

         o All communications (voice, fax, emails, etc.) can be managed through any device (telephone, computer, wireless PDA, etc.).

         o With tagline(TM), one uses simple voice commands to tell the system what to do - this allows users to communicate in a 'hands free - eyes free' environment.

         o tagline(TM) allows you to send a voice message by saying the message once and broadcasting to a group (up to 2000) of your contacts.

         o tagline(TM)integrates with your PIM (personal information manager - your contact database).

         o Users can make a conference call (up to 32 people) or conference on the fly, adding contacts by speaking the name, or managing the conference on the web.

         o Users can have reminders proactively sent to them by email, phone or wireless PDA.

         o Users can have notifications of important message arrival sent to their phone, pager, wireless PDA, or computer.

         Verb licenses core Unified Communications components for the tagline(TM) service from Webley Systems Inc. The licensed portion of the platform is a combination of open standard protocols for processing the various message formats overlaid by a speech recognition engine; these elements are integrated with handling and synchronization features that are proprietary to Webley Systems Inc. All the platform applications are completely software and hardware vendor independent. The platform has received a "Carrier Grade" certification from Pacific Bell.

         To these core licensed components, Verb integrates proprietary elements that it owns such as off platform interactive broadcast capabilities and IP based monitoring, content delivery, and instant messaging. Verb also develops and integrates other applications to tagline(TM) for specific market channels.

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

     EXCHANGE CONSOLE
         Exchange Console is a web based content delivery, instant messaging and monitoring application, developed by and proprietary to Verb. Exchange Console becomes the subscriber's command center. Its integration with Internet-related tasks gives the user access to common tasks such as web searches and email. Furthermore, the interactive nature of the application allows "dynamic content" (in the form of banner ads and scrolling news headlines) to be fed to the user.

         By incorporating standard toolbar functionality, Exchange Console can be easily moved around, docked and minimized on the user's desktop. An extensible markup language ("XML") framework provides a convenient interface to communicate with external servers and data sources. Through this interface, interaction with servers offers real-time information retrieval and instant messaging capabilities.

         From Exchange Console, the subscriber can easily manage all tagline(TM) functions while continuing to work in other programs. Exchange Console can be customized in appearance and can streamline relevant content to specific user groups. Exchange Console is a unique feature option for the GUI (Graphical User Interface) and an important component of the private label branding solution Verb offers to resellers. When branding the interface for a specific group, Verb is able to offer Exchange Console as a means for a subscribing organization to extend their web and brand presence to their client's desktops. Verb will charge specific user groups by the download for the use of Exchange Console. Exchange Console also interfaces with tagline(TM) and Echo to provide quick access to certain features such as notification of pending messages without having to log into the GUI.

Each component of the Verb Products (myMessenger(TM), Echo, tagline(TM) and Exchange Console) has been configured to be 'stand-alone' in the marketplace or can be bundled together for multiple applications within an organization.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION
------------------------------------------------

Note: the consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Verb Exchange (Management), Inc. with its wholly owned subsidiary Cadium Systems Inc.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003("2003") COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2002 ("2002")

Revenue increased by $562,800 to $590,825 in 2003 compared to the first quarter of 2002 ($28,025) due primarily to the launch of Verb's agency program which has been well received in the market.

Cost of sales increased by $172,274 to $187,817 in 2003 from $15,543 in 2002 and was comprised of direct costs of delivery including telecom charges, commissions and other selling costs.

Total expenses were up $9,162 (2003 - $949,931) compared to the same quarter in the prior year (2002 - $940,769).

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

There was a large decrease of $25,975 in general and administrative costs in 2003 ($132,115) compared to the first quarter of 2002 ($158,090). More specifically, marketing costs were down by $29,159 to $5,546 in 2003 compared to the first quarter of 2002 ($34,705). This decrease was partially offset by an increase in office expenses of $10,457 to $27,374 in 2003 compared to the first quarter of 2002 ($16,917) due to increased activities as a result of the launch of our agency program.

Salaries and wages were down 48% or $95,494 to $103,346 in 2003 from $198,840 in 2002 while professional and consulting fees were up $97,526 to $284,865 in 2003 from $187,339 in 2002 as consultants offered more varied expertise as the company prepared to launch our agency program and bring product lines to market. Both these expense categories are expected to increase over the next two quarters as we continue to build out our agency program.

Billing, foreign exchange and travel are down by $11,917, $7,566 and $6,977 respectively. Billing is down as last year's quarter includes more than 3 months expense as the supplier was new and did not issue any invoices until the year turned over. Travel should increase as more agencies are signed up across North America.

Communications, interest expense and management fees were $11,043, $10,661 and $11,500 higher respectively in 2003 compared to the first quarter of 2002. Increased sales activity, settling terms for the repayment of outstanding payables and more market reflected remuneration are the reasons for the increases. Communications cost should increase with sales while interest expense should remain constant as we balance the financing of our expansion with the repayment of old debt.

The bad debt expense of $29,422 resulted from a write-down of Ayotte's receivable from the sale of the drum business prior to the reverse takeover transaction.

Net loss for the quarter was $546,923 in 2003, a $381,364 drop from the previous year's quarterly loss of $928,287.

PRESENT LIQUIDITY AND CAPITAL RESOURCES
---------------------------------------
Historically, the Company has financed its operations mainly through the sale of equity securities and also through short term debt, lease financing, related party debt including officer, shareholder and employee loans, and cash flow from its operating activities, including customer deposits and supplier credit. As at March 31, 2003, the Company had a working capital deficit of $1,718,323 compared to $1,469,047 at the December 31st, 2002 year end.

The Company's ability to generate cash and cash equivalents largely depends on the growth of Verb's revenues and the ability to raise external capital as and when needed. In addition, the Company currently has two financing initiatives, discussed below.

At present, the Company has a significant working capital deficiency. The Company will need to generate additional cash reserves in the near future to address this deficiency and to provide additional funding to continue the rollout and expansion of its business. Management believes that the two financing initiatives discussed below, together with expected revenues, should provide adequate liquidity for the short term. In addition, the Company will continue to rely on suppliers for operational financing in the form of the extension of trade credit.

VERB EXCHANGE INC.
QUARTERLY REPORT TO SHAREHOLDERS
FOR THREE MONTHS ENDED MARCH 31, 2003
--------------------------------------------------------------------------------

Present financing initiatives include the issuance of additional equity, with a $300,000 financing that just completed (see Subsequent Event note in the Financial Statements). In addition, the Company has entered into agreements to acquire two capital pool companies with combined cash resources of approximately $490,000 (see Subsequent Event note in the Financial Statements). This transaction remains subject to approval by the shareholders of the two capital pool companies and is expected to close in June of 2003. As well, the Company will continue to rely on lines of credit currently extended by third parties.

Management believes that the primary indicator of liquidity on the Company's balance sheet will be its cash balance. For the most part, accounts receivable are expected to remain low as services are billed directly to subscriber's credit card, which also reduces the incidence of bad debt.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VERB EXCHANGE INC.
                                            (Registrant)



Date:  July 2, 2003                    By:    /s/  David Ebert
                                            ------------------------------------
                                            DAVID EBERT, Chief Financial Officer




































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